

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 12, 2010

Keith Blair
Senior Vice President and Chief Financial Officer
FARO Technologies, Inc.
250 Technology Park
Lake Mary, FL 32746

> **Re: FARO Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-23081**

Dear Mr. Blair:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief